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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2019

Washington, DC

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SEC FILE NUMBER
8- 35353

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 _____ AND ENDING 12/31/18 _____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WIC Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 North 6th Street, Suite 620B

                                      (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Linda Wilke

                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.

                           (Name – *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000   Minneapolis   MN   55402

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Linda Wilke _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WIC Corp. _____ , as of December _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<table>
<tr><td>

BRIAN H. KERTZ
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2020

_Bn H. Kg_
Notary Public

</td><td>

Linda S Wilke
Signature

FINOP _____
Title

</td></tr>
</table>

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIC CORP.

FINANCIAL STATEMENTS

Year Ended December 31, 2018

CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
WIC Corp.
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WIC Corp. ("Company")
as of December 31, 2018, and the related statements of operations, changes in stockholders'
equity, and cash flows for the year then ended, and the related notes. In our opinion, the
financial statements present fairly, in all material respects, the financial position of the Company
as of December 31, 2018 and the results of its operations and its cash flows for the year then
ended, in conformity with accounting principles generally accepted in the United States of
America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our
responsibility is to express an opinion on the Company's financial statements based on our
audit. We are a public accounting firm registered with the Public Company Accounting Oversight
Board (United States) ("PCAOB") and are required to be independent with respect to the
Company in accordance with the U.S. federal securities laws and the applicable rules and
regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards
require that we plan and perform our audit to obtain reasonable assurance about whether the
financial statements are free of material misstatement, whether due to error or fraud. The
Company is not required to have, nor were we engaged to perform, an audit of its internal
control over financial reporting. As part of our audit we are required to obtain an understanding
of internal control over financial reporting but not for the purpose of expressing an opinion on
the effectiveness of the entity's internal control over financial reporting. Accordingly, we express
no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the
financial statements, whether due to error or fraud, and performing procedures that respond to
those risks. Such procedures included examining, on a test basis, evidence regarding the
amounts and disclosures in the financial statements. Our audit also included evaluating the
accounting principles used and significant estimates made by management, as well as
evaluating the overall presentation of the financial statements. We believe that our audit provide
a reasonable basis for our opinion.



Member of Kreston International – a global network of independent accounting firms

Supplemental Information

The information contained in schedules I, II, and III (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of WIC Corp.'s financial statements. The supplemental information is the responsibility of WIC Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 1998.

Mayer Hoffman McCann P.C.

Mayer Hoffman McCann P.C.
Minneapolis, Minnesota
February 21, 2019

WIC CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

ASSETS
Cash	$	65,736
CRD deposit		85
Clearing deposit		10,034
Investment securities		49,853
Other assets		390
TOTAL ASSETS	$	126,098

LIABILITIES

LIABILITIES
Accounts payable	$	800
Accrued income taxes		578
Deferred tax liability		365
TOTAL LIABILITIES		1,743

STOCKHOLDER'S EQUITY

CAPITAL CONTRIBUTED
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 12,000 shares	120
Additional paid-in capital	41,880
TOTAL CAPITAL CONTRIBUTED	42,000
RETAINED EARNINGS	82,355
TOTAL STOCKHOLDER'S EQUITY	124,355
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $	126,098

See Notes to Financial Statements

WIC CORP.

STATEMENT OF OPERATIONS

Year ended December 31, 2018

		2018
REVENUE		
Commissions and fees	$	53,026
Investment income		300
TOTAL REVENUE		53,326
EXPENSE		
Management fee		2,000
Trading fees		27,051
Other		22,953
TOTAL EXPENSES		52,004
INCOME BEFORE INCOME TAXES		1,322
INCOME TAXES		422
NET INCOME	$	900

WIC CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

December 31, 2018

	Common Stock Issued and Outstanding	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2017	12,000	$ 120	$ 41,880	$ 81,455	$ 123,455
Net income	-	-	-	900	900
Balance, December 31, 2018	12,000	$ 120	$ 41,880	$ 82,355	$ 124,355

WIC CORP.

STATEMENT OF CASH FLOWS

Year ended December 31, 2018

	2018
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 900
Adjustments to reconcile net income to net cash flows from operating activities:	
Change in unrealized gain	542
Reinvested dividends and interest	(772)
Deferred tax liability	(155)
Purchase of investments	(40,013)
Sale of investments	27,027
Decrease (increase) in operating assets:	
Clearing deposit	(34)
CRD deposit	(25)
Other assets	(390)
Increase (decrease) in operating liabilities:	
Accrued income tax	104
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(12,816)
NET DECREASE IN CASH	(12,816)
CASH, BEGINNING OF YEAR	78,552
CASH, END OF YEAR	$ 65,736

(1) <u>Nature of business and significant accounting policies</u>

Nature of business - WIC Corp. (the Company) acts as an introducing broker and dealer in securities primarily consisting of stocks, bonds and mutual funds. It clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the records pertaining thereto. The Company's customers consist primarily of individuals located in the upper Midwest area. The Company's principal source of business is the execution of security trades as directed by WCM, Inc (WCMI), the parent of WIC Corp., for WCMI's managed accounts.

The Company is a wholly owned subsidiary of WCMI.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment securities - The Company maintains short-term and long-term investments, classified as trading securities. Trading securities are recorded at fair value, with net realized and unrealized gains and losses and dividend income reported as investment income. When possible, the fair value of securities is determined by obtaining quoted market prices.

Revenue Recognition –

Trade fees - The Company receives a monthly payment from WCMI equal to the ticket charges and other direct trade costs charged by the clearing broker. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Management fee – The Company receives quarterly payments from WCMI in consideration for its trading services. The management fee is recorded over time as services are incurred. The Company believes that the performance obligation is satisfied as the services are incurred.

(1)   <u>Nature of business and significant accounting policies</u> **(continued)**

Revenue from contracts with customers

Trade Fees	$ 27,026
Management fee	26,000

Total revenue from contracts with customers	**$ 53,026**

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for differences in deductible temporary differences and operating losses and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the dates of enactment. Deferred taxes result principally from the difference in recognition of investment income for financial statement and tax reporting purposes.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions do not meet the "more likely than not" threshold a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment the Company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

The Company files tax returns in the United States federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. Federal and state tax returns are generally open for examination for three years following the date filed.

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of trade date. Management has reviewed its outstanding receivable amounts and believes that all the receivables are collectible at December 31, 2018.

(1)   <u>**Nature of business and significant accounting policies**</u> (continued)

Concentration of risk - The Company maintains its cash with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts may exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Accounting pronouncements, recently adopted – On January 1, 2018, the Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, using a modified retrospective approach, which requires the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. The new revenue recognition standard is intended to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU supersedes the revenue recognition requirements in ASC Topic 605, *Revenue Recognition*, and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts.

The adoption of this standard did not have a material impact on the Company's financial condition, results of operations or cash flows, as the satisfaction of performance obligations under the new guidance is materially consistent with the Company's previous revenue recognition policies. The new guidance does not apply to revenue associated with financial instruments, such as investment revenue, which is accounted for under other GAAP. Accordingly, net investment revenue was not impacted.

Subsequent events policy - Subsequent events have been evaluated February 21, 2019 which is the date the financial statements were available to be issued.

(2)   <u>Investment securities</u>

Fair value measurement definition and hierarchy - ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

(2)   Investment securities (continued)

Cost, fair value and aggregate unrealized gains and losses for investment securities measured on a recurring basis at December 31, 2018 are as follows:

| | Fair | | Unrealized | |
2018	Market	Cost	Gains	Losses
Money market fund	$ 16,532	$ 16,532	$ -	$ -
Mutual funds-fixed income	33,321	32,138	1,184	-
Total investment securities	$ 49,853	$ 48,670	$ 1,184	$ -

Fair value measurement definition and hierarchy - The fair values of all the investments are measured at December 31, 2018 using quoted prices in active markets for identical assets (Level 1). Investment income reflected on the statement of income includes realized and unrealized gains and losses as follows:

	(Level 1) December 31, 2018
Net realized gains (losses)	$ -
Net unrealized gains (losses)	(542)
Total realized and unrealized gains and losses	$ (542)

(3)   Customer transactions

The Company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.

(4)   Related party transactions

The Company shares office facilities with WCMI. The sole purpose of WIC Corp. is to facilitate WCMI trading needs. If WCMI were to dissolve its business, WIC Corp. would be dissolved simultaneously. A management fee of $2,000 was paid to WCMI during the year ended December 31, 2018 to cover certain operating expenses. The Company received revenue of $53,026 from WCMI as reimbursement for the costs associated with the execution of security transactions, regulatory, professional and any other expenses incurred during the year ended December 31, 2018.

(5)   <u>Net capital requirements</u>

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

At December 31, 2018, the Company had net capital and net capital requirements of $118,350 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .0116 to 1 at December 31, 2018.

(6)   <u>Income tax expense</u>

The components of the income tax provision for the year ended December 31, 2018 are as follows:

	December 31, 2018
Current income taxes	
Federal	$ 392
State	185
Total current income taxes	577
Deferred income taxes	
Federal	(105)
State	(50)
Total deferred income taxes	(155)
Total income tax expense	$ 422
Deferred tax liability	$ 365
Cash paid to WCMI during the year for WIC's share of the taxes payable	$ 474

The Company files a consolidated tax return with WCMI. Tax expense is allocated to each entity based on its income or loss at their respective effective tax rates.

(7)   <u>**Financial instruments**</u>

Off-balance-sheet credit risk - In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on a trade date basis.

As a securities broker and dealer, the Company is engaged in various brokerage activities servicing primarily individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

SUPPLEMENTARY INFORMATION

WIC CORP.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2018

Total ownership equity from Statement of Financial Condition	$ 124,355
Additions:	
Other -	-
Deductions:	
Non-allowable assets	(475)
Net capital before haircuts on securities positions	123,880
Haircuts on securities:	
Trading and investment securities	5,530
Net capital	$ 118,350
Aggregate indebtedness:	
Included in statement of financial condition:	
Accrued income tax and expenses	$ 1,378
Computation of basic net capital requirement:	
Minimum net capital required (the greater of	
$50,000 or 6-2/3% of aggregate indebtedness	$ 50,000
Capital in excess of minimum requirement	$ 68,350
Ratio, aggregate indebtedness to net capital	1.16%

WIC CORP.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5
December 31, 2018

There were no significant reconciling items to the Company's computations related to net capital under rule 15c3-1 of the Securities Exchange Act of 1934.

WIC CORP.

STATEMENT PURSUANT TO RULE 15c3-3

December 31, 2018

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements of possession and control and to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)ii of the rule.



222 South Ninth Street, Suite 1000 ▪ Minneapolis, MN 55402
Main: 612.339.7811 ▪ Fax: 612.339.9845 ▪ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

WIC Corp.

We have reviewed management's statements, included in the accompanying WIC Corp. Exemption Report, in which (1) WIC Corp. ("the Company") identified the following provisions of 17 C.F. R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WIC Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Mayer Hoffman McCann P.C.
Minneapolis, Minnesota
February 21, 2019



KRESTON *Member of Kreston International – a global network of independent accounting firms*

WIC Corporation's Exemption Report

WIC Corporation ("the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.[1]

WIC Corporation

I, Linda S. Wilke, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Linda S wilke*
Title: FINOP
January 22, 2019